Exhibit 99.1

Chi-Med Announces NDA Acceptance in China for Surufatinib in Non-Pancreatic Neuroendocrine Tumors

London: Monday,  November 11, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that its New Drug Application (“NDA”) for surufatinib for the treatment of patients with advanced non-pancreatic neuroendocrine tumors (“NET”) has been accepted for review by the China National Medical Products Administration.

The NDA is supported by data from the successful SANET-ep study, a Phase III study of surufatinib in advanced neuroendocrine tumors – extra-pancreatic patients in China for whom there is no effective therapy.  The positive results of this trial were highlighted in an oral presentation at the 2019 European Society for Medical Oncology Congress on September 29, 2019.

Christian Hogg, Chief Executive Officer of Chi-Med commented, “This NDA filing puts us on track for the potential approval and launch of surufatinib in China, an important development for NET patients with limited treatment options.  In order to maximize patient access to surufatinib upon regulatory approval, we are now building our own dedicated commercial oncology organization and expect to be ready to cover all relevant hospitals and clinics in China at the time of launch.”

“We believe surufatinib has robust efficacy, tolerability and combinability with a dual angio-immuno kinase inhibition profile, which may make it an attractive treatment in China,” Mr. Hogg added.

Chi-Med currently retains all worldwide rights to surufatinib.  Surufatinib is under investigation in multiple solid tumors in China, the U.S. and Europe, both as a monotherapy and in combination with immunotherapies.

Surufatinib is Chi-Med’s second in-house discovered novel oncology drug to reach NDA submission in China, following the launch of fruquintinib last year for colorectal cancer under the brand name Elunate®.

About Neuroendocrine Tumors (NET)

Neuroendocrine tumors form in cells that interact with the nervous system or in glands that produce hormones.  They can originate in various parts of the body, most often in the gut or the lungs and can be benign or malignant.  Neuroendocrine tumors are typically classified as pancreatic neuroendocrine tumors or other neuroendocrine tumors.  Approved targeted therapies include Sutent® and Afinitor® for pancreatic neuroendocrine tumors, or well-differentiated, non-functional gastrointestinal or lung neuroendocrine tumors.

According to Frost and Sullivan, there were 19,000 newly diagnosed cases of neuroendocrine tumors in the U.S. in 2018.  Importantly, neuroendocrine tumors are associated with a relatively long duration of survival compared to other tumors.  As a result, there were approximately 141,000 estimated patients living with neuroendocrine tumors in the U.S. in 2018 of which over 90%, or approximately 132,000, were non-pancreatic neuroendocrine tumor patients.

In China, there were approximately 67,600 newly diagnosed neuroendocrine tumor patients in 2018 and, considering the current incidence to prevalence ratio in China, potentially as many as 300,000 patients living with the disease in the country1.  It is estimated that approximately 80% of the patients living with neuroendocrine tumors in China are non-pancreatic neuroendocrine tumor patients.

About SANET-ep

SANET-ep is a randomized, double-blind, placebo-controlled, multi-center, Phase III study comparing surufatinib orally daily with placebo in patients with low- or intermediate-grade advanced extra-pancreatic neuroendocrine tumors for whom there is no effective therapy. In June 2019, a 198 patient interim analysis was conducted, leading the Independent Data Monitoring

Committee (IDMC) to determine that the study met the pre-defined primary endpoint of progression-free survival (“PFS”) and should be stopped early.  84% of the patients in the study had disease with pathological grade 2.  41% of patients had disease originating outside of the gastrointestinal (GI) tract and the lung or with unknown origin.

Surufatinib reduced the risk of progression or death by 67%.  Median PFS per investigator assessment was 9.2 months for patients treated with surufatinib, as compared to 3.8 months for patients in the placebo group (hazard ratio [HR] 0.334; 95% confidence interval [CI] 0.223-0.499; p<0.0001).  The efficacy of surufatinib was seen across all subgroups, and supported by statistically significant improvement as measured by secondary efficacy endpoints including objective response rate (ORR), disease control rate (DCR), time to response (TTR), duration of response (DoR), safety, and tolerability.  Efficacy was also supported by Blinded Independent Image Review Committee (BIIRC) assessment.  Overall survival (OS) data was not mature, with only 18.7% OS events at data cut-off. The safety profile was consistent with observations in prior clinical studies.  Additional details may be found at clinicaltrials.gov, using identifier NCT02588170.

About Surufatinib

Surufatinib (previously known as HMPL-012 or sulfatinib) is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with vascular endothelial growth factor receptors (“VEGFR”) and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells.  Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies.  Surufatinib is in several late-stage and proof-of-concept clinical trials in China and proof-of-concept clinical trials in the U.S.

According to Frost & Sullivan, the market for VEGF/VEGFR inhibitors in China has grown from US$500 million in 2015 to over US$1.5 billion in 2019 and is expected to reach US$5 billion by 2026.

Chi-Med currently retains all rights to surufatinib worldwide.

Pancreatic neuroendocrine tumors in China: In 2016, we initiated the SANET-p study, which is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic neuroendocrine tumors in China.  The primary endpoint is PFS.  We expect an interim analysis in the first half of 2020 and enrollment to complete in 2020 (clinicaltrials.gov identifier: NCT02589821).

Neuroendocrine tumors in the U.S. and Europe: The encouraging data from the Phase II and Phase III studies of surufatinib in neuroendocrine tumors  in China (clinicaltrials.gov identifier: NCT02267967), and the ongoing Phase Ib study in the U.S. (clinicaltrials.gov identifier: NCT02549937), have led us to decide to proceed with planning a registration study in neuroendocrine tumors patients.

Biliary tract cancer in China: In March 2019, we initiated a Phase IIb/III study comparing surufatinib with capecitabine in patients with advanced biliary tract cancer whose disease progressed on first-line chemotherapy.  The primary endpoint is OS (clinicaltrials.gov identifier NCT03873532).

Immunotherapy combinations: In November 2018 and September 2019, we entered into collaboration agreements to evaluate the safety, tolerability and efficacy of surufatinib in combination with anti-programmed cell death protein 1 (PD-1) monoclonal antibodies.  This included global collaborations to evaluate the combination of surufatinib with Tuoyi®, approved in China by Shanghai Junshi Biosciences Co. Ltd, and with Tyvyt®,  approved in China by Innovent Biologics, Inc.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has over 470 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world.  Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market.  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations regarding the NDA approval and launch of surufatinib for the treatment of patients with non-pancreatic NET in China, the further clinical development of surufatinib in this and other indications, its expectations as to whether clinical studies of surufatinib would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding the sufficiency of its data to support NDA approval of surufatinib for the treatment of patients with non-pancreatic NET in China, its potential to gain expeditious approvals for surufatinib in other jurisdictions such as the U.S. and EU, the safety profile of surufatinib, the potential for surufatinib to become a new standard of care for non-pancreatic NET patients, its ability to implement and complete its further clinical development plans for surufatinib, its potential commercial launch of surufatinib in China and other jurisdictions and the timing of these events. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purpose of Article 7 of Regulation (EU) No 596/2014.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
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Media Enquiries
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Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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According to Frost & Sullivan, in 2018, there were 19,000 newly diagnosed cases of NETs in the U.S and an estimated 141,000 patients living with NETs.  Current Prevalence to Incidence ratio in China is estimated at 4.4, lower than the 7.4 ratio in the U.S. due to lower access to treatment options.